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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adams Respiratory Therapeutics, Inc.

--------------------------------------------------------------------------------

(Name of Issuer)

Common Stock, $0.01 par value

--------------------------------------------------------------------------------

(Title of Class of Securities)

00635P 10 7

--------------------------------------------------------------------------------

(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 14, 2005

--------------------------------------------------------------------------------

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (99) Investors, L.L.C.

FEIN 36-4345569

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,616,308
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,616,308
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,616,308

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

4.7% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (00) Investors, L.L.C.

FEIN 36-4345573

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,131,881
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 1,131,881
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,131,881

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

3.3% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (01) Investors, L.L.C.

FEIN 36-4423704

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 333,194
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 333,194
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

333,194

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

1.0% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (01), L.L.C.

FEIN 40-0002817

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 333,194
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 333,194
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

333,194

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

1.0% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.

FEIN 40-0002819

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 2,651,592
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 2,651,592
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,651,592

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

7.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.

FEIN 40-0002816

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 2,651,592
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 2,651,592
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,651,592

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

7.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 5,732,975
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 5,732,975
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,732,975

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

16.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 00635P 10 7	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 5,732,975
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 5,732,975
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,732,975

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

16.8% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)          Based on 34,116,867 shares of Common Stock, par value $0.01 per share, outstanding on December 14, 2005, based on information contained in the Prospectus filed by the Issuer dated December 8, 2005.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Adams Respiratory Therapeutics, Inc., a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5 and 6 of the Schedule 13D are hereby amended and restated in their entirety as set forth below.

ITEM 2.	Identity and Background.

(a-c)      This Statement is being filed by the following beneficial owners of Common Stock: EGI-Fund (99) Investors, L.L.C., a Delaware limited liability company ("EGI-99"); EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("EGI-00"); EGI-Fund (01) Investors, L.L.C., a Delaware limited liability company ("EGI-01"); EGI-Managing Member (01), L.L.C., a Delaware limited liability company ("MM-01"); EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("EGI-02-04"); EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company ("MM-02-04"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust").

Collectively, EGI-99, EGI-00, EGI-01, MM-01, EGI-02-04, MM-02-04, SZI and Chai Trust are sometimes referred to herein as the "Reporting Persons". Additionally, EGI-99, EGI-00, EGI-01 and EGI-02-04 are sometimes referred to herein as the "Stockholders".

MM-01 is the managing member of EGI-01. MM-02-04 is the managing member of EGI-02-04. SZI is the managing member of EGI-99, EGI-00, MM-01 and MM-02-04. The executive officers of each of EGI-99, EGI-00, EGI-01, MM-01, EGI-02-04, MM-02-04 and SZI are as follows:

Samuel Zell	President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")
Donald J. Liebentritt	Vice President; President of EGI
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Treasurer; CFO and Treasurer of EGI

SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; President of EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e)           No Stockholder nor, to the best knowledge of the Stockholders, any Reporting Person, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

EGI-Fund (99) Investors, L.L.C., a Delaware limited liability company ("EGI-99"), acquired shares of Series A Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A") on May 26, 1999 in a privately negotiated transaction with the Issuer, which shares converted into 2,099,950 shares of Common Stock in connection with the initial public offering of the Issuer on July 20, 2005 (the "IPO").

EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("EGI-00"), acquired shares of Series A on January 18, 2000 and October 3, 2000 in privately negotiated transactions with the Issuer, which shares converted into an aggregate 1,470,570 shares of Common Stock in connection with the IPO.

EGI-Fund (01) Investors, L.L.C., a Delaware limited liability company ("EGI-01"), acquired shares of Series A and shares of Series B Preferred Stock, par value $0.01 per share, of the Issuer (the "Series B") on April 30, 2001 and July 9, 2001 in privately negotiated transactions with the Issuer, which shares converted into an aggregate 432,895 shares of Common Stock in connection with the IPO.

EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("EGI-02-04"), acquired shares of Common Stock and shares of Series C Preferred Stock, par value $0.01 per share, of the Issuer (the "Series C") on September 11, 2003 and June 30, 2004 in privately negotiated transactions with the Issuer, which shares converted into an aggregate 3,445,019 shares of Common Stock in connection with the IPO.

On July 9, 2001, EGI-00 entered into an Amended and Restated Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer, as amended from time to time, pursuant to which EGI-99, EGI-00 and EGI-01 maintain certain registration rights granted by the Issuer, including, without limitation, "shelf" registration rights, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

On May 19, 2003, EGI-02-04 entered into a Series C Preferred Stock Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer, as amended from time to time, pursuant to which EGI-02-04 maintains certain registration rights granted by the Issuer, including, without limitation, "shelf" registration rights, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

All funds used by EGI-99, EGI-00, EGI-01 and EGI-02-04 acquiring the Common Stock were obtained from the working capital of each person.

On December 14, 2005, each of EGI-99, EGI-00, EGI-01 and EGI-02-04 sold shares of Common Stock held by each such person at $43.75 per share in an underwritten, secondary public offering of shares of Common Stock made by the Issuer, as further described in that certain Prospectus dated December 8, 2005 and filed by the Issuer with the Securities and Exchange Commission (the "December 2005 Offering"). In connection with the December 2005 Offering, EGI-99 sold 483,642 shares of Common Stock for aggregate proceeds of $21,159,338; EGI-00 sold 338,689 shares of Common Stock for aggregate proceeds of $14,817,644; EGI-01 sold 99,701 shares of Common Stock for aggregate proceeds of $4,361,919; and EGI-02-04 sold 793,427 shares of Common Stock for aggregate proceeds of $34,712,431.

ITEM 4.	Purpose of the Transaction.

The acquisition of Common Stock, both directly and through the conversion of Series A, Series B and Series C, has been effected for the purpose of investing in the Issuer

Each Stockholder intends to continue to review its investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b)         To the best knowledge of the Reporting Persons, there were 34,116,867 shares of Common Stock outstanding as of December 14, 2005, after giving effect to the December 2005 Offering, based upon information set forth in the Prospectus filed by the Issuer on December 8, 2005. As of December 14, 2005, after giving effect to the December 2005 Offering, the aggregate 5,732,975 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 16.8% of the Common Stock issued and outstanding. Such shares of Common Stock are held as follows:

•	1,616,308 shares of Common Stock held by EGI-99
•	1,131,881 shares of Common Stock held by EGI-00
•	333,194 shares of Common Stock held by EGI-01
•	2,651,592 shares of Common Stock held by EGI-02-04

(c)          Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d)          No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by such Stockholder.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Except for the matters described herein, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 14, 2005

SZ INVESTMENTS, L.L.C.

EGI-FUND (99) INVESTORS, L.L.C.

EGI-FUND (00) INVESTORS, L.L.C.

EGI-FUND (01) INVESTORS, L.L.C.

EGI-MANAGING MEMBER (01), L.L.C.

EGI-MANAGING MEMBER (02-04), L.L.C.

EGI-FUND (02-04) INVESTORS, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: Vice President

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT

-------------------------------------

Name: Donald J. Liebentritt

Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)